UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

January 28, 2011

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

-1-

Item 2.02 - Results of Operations and Financial Condition

On January 28, 2011, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings for 2010.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: January 28, 2011
Michael W. Harden, Jr.
Chief Financial Officer

THE SAVANNAH BANCORP, INC.
YEAR-END EARNINGS ANNOUNCEMENT

January 28, 2011
For Release: Immediately

Savannah Bancorp Reports Fourth Quarter and Annual Results

SAVANNAH, GA--(Globe Newswire) – January 28, 2011 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported a net loss for the fourth quarter 2010 of $1,876,000 compared to net income of $762,000 in the fourth quarter 2009. Net loss per diluted share was 26 cents in the fourth quarter of 2010 compared to net income per diluted share of 13 cents in 2009. Net loss for 2010 was $3,989,000 compared to net income of $929,000 in 2009. Net loss per diluted share was 60 cents in 2010 compared to net income per diluted share of 16 cents in 2009. The decline in 2010 earnings results primarily from a higher provision for loan losses, lower gain on sale of securities and gain on hedges, partially offset by higher net interest income. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $15,765,000 in 2010 versus $14,596,000 in 2009. Core earnings were $4,448,000 in the fourth quarter 2010 compared to $3,835,000 in 2009.

Total assets increased 1.6 percent to $1.07 billion at December 31, 2010, up $16 million from $1.05 billion a year earlier. Loans totaled $827 million compared to $884 million one year earlier, a decrease of 6.5 percent. Deposits totaled $924 million and $885 million at December 31, 2010 and 2009, respectively, an increase of 4.4 percent. Shareholders' equity was $85.8 million at December 31, 2010 compared to $79.0 million at December 31, 2009. The Company's total capital to risk-weighted assets ratio was 12.29 percent at December 31, 2010, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John C. Helmken II, President and CEO, said, "In the fourth quarter, we had an opportunity to exit several nonperforming relationships and though the short term impact of those actions resulted in our quarterly loss, the actions allowed us to resolve several significant problem assets. While there seems to be a growing sentiment, both regionally and locally, that the economy has turned the corner, it is only appropriate that we move some of these nonperforming assets in the event the bottom that we are sensing is false. Additionally, as we have done throughout the year, our discipline of reappraising collateral and OREO again contributed to some of our changes to earnings."

The allowance for loan losses was $20,350,000, or 2.46 percent of total loans at December 31, 2010 compared to $17,678,000 or 2.00 percent of total loans a year earlier. Nonperforming assets were $49,099,000 or 4.60 percent of total assets at December 31, 2010 compared to $42,444,000 or 4.04 percent at December 31, 2009. For 2010, net charge-offs were $18,348,000 compared to $8,687,000 for 2009. The provision for loan losses was $21,020,000 in 2010 compared to $13,065,000 in 2009. The higher provision for loan losses was primarily due to real estate-related charge-offs and continued weakness in the Company's local real estate markets. Fourth quarter 2010 net charge-offs were $5,894,000 compared to net charge-offs of $1,762,000 for the same period in 2009. The provision for loan losses for the fourth quarter of 2010 was $6,725,000 compared to $2,560,000 for 2009.

Helmken continued, "Our strategic and operational direction remains sound. As stated above, our pre-tax, pre-provision earnings allow us to continue to aggressively deal with asset quality and real estate values with only a nominal impact on capital. Our capital ratios remain very strong with a leverage ratio of 8.44 percent and total capital to risk-weighted assets of 12.29 percent. Net interest income for 2010 was the highest in our Company's 20 year history. Our fourth quarter net interest income of $8.8 million is the highest recorded in the last eight quarters. Noninterest expense, which was elevated in the third quarter in part due to our acquisition of the deposits of First National Bank, is down to a more acceptable level of $6.7 million. However, there is more work to be done there and we are well into that process.

We continue to do many things well but they are overshadowed by our portfolio losses. Our branches continue to do an outstanding job of gathering low cost deposits as is evidenced by an improved deposit mix and a net interest margin that was up to 3.57 percent in the fourth quarter. Our commercial group is bringing in new loan relationships even as we reduce our concentrations of construction and development loans. Wealth management continues to shine with the strong performance of Minis & Co. and growth in the customers served by The Savannah Bank's Trust division. We continue to be in a 'do business' mode at The Savannah Bancorp."

Net interest income increased $1,262,000, or 3.9 percent, in 2010 versus 2009. The net interest margin decreased 3 basis points to 3.43 percent in 2010, while average interest-earning assets increased $44 million. Net interest income increased $518,000, or 6.2 percent, to $8,833,000 in the fourth quarter 2010 versus the fourth quarter 2009. Fourth quarter net interest margin increased to 3.57 percent in 2010 as compared to 3.47 percent in 2009, primarily because the Company continued to reduce its cost of funds in 2010. The net interest margin increased 55 basis points on a linked quarter basis from the 3.02 percent margin for the third quarter 2010. The Company received $174 million in cash when it acquired the deposits and certain assets of First National Bank, Savannah ("First National") in an FDIC-assisted transaction in June, 2010. This excess liquidity decreased the net interest margin significantly in the third quarter 2010.

Noninterest income declined $1,511,000, or 17 percent, in 2010 versus 2009. The decline was primarily due to $871,000 lower gain on hedges and $1,511,000 lower gain on sale of securities partially offset by $248,000 higher trust and asset management fees and $678,000 higher other operating income. Noninterest income decreased $913,000, or 34 percent, in the fourth quarter of 2010 versus the same period in 2009 due to a $1,123,000 lower gain on the sale of securities, partially offset by $249,000, or 77 percent, higher other operating income. In the fourth quarter 2010, the Company sold its 50 percent interest in a parking lot that resulted in a $255,000 gain included in other operating income.

Noninterest expense for 2010 was flat compared to 2009. In 2010, noninterest expense included approximately $600,000 of expenses related to the purchase of First National. Noninterest expense decreased $587,000, or 8.1 percent, to $6,701,000 in the fourth quarter 2010 compared to the same period in 2009. FDIC deposit insurance increased $72,000, or 19 percent, while loss on sale of foreclosed assets decreased $702,000, or 55 percent, to $567,000. In addition, fourth quarter 2010 noninterest expense included approximately $250,000 of expenses related to the purchase of First National. The Company closed three branches of the former First National in the fourth quarter.

The Savannah Bancorp, Inc. ("SAVB" or "Company"), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia), and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. SAVB has eleven branches in Coastal Georgia and South Carolina. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

A printable PDF format of this entire Annual Earnings Release may be obtained from the Corporate Website at www.savb.com under the "SEC Filings and More" link and then "Latest Earnings Release".

The Savannah Bancorp, Inc. and Subsidiaries
Fourth Quarter Financial Highlights
December 31, 2010 and 2009
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at December 31	2010		2009	% Change
Total assets	$ 1,066,930		$ 1,050,508	1.6
Interest-earning assets	971,653		959,219	1.3
Loans	826,562		883,886	(6.5)
Other real estate owned	13,199		8,329	58
Deposits	923,745		884,569	4.4
Interest-bearing liabilities	881,599		883,527	(0.2)
Shareholders' equity	85,803		79,026	8.6
Loan to deposit ratio	89.48	%	99.92 %	(10)
Equity to assets	8.04	%	7.52 %	6.9
Tier 1 capital to risk-weighted assets	11.02	%	10.30 %	7.0
Total capital to risk-weighted assets	12.29	%	11.56 %	6.3
Outstanding shares	7,200		5,932	21
Book value per share	$ 11.92		$ 13.32	(11)
Tangible book value per share	$ 11.39		$ 12.90	(12)
Market value per share	$ 7.00		$ 8.00	(13)
Loan Quality Data				
Nonaccruing loans	$ 32,836		$ 32,545	0.9
Loans past due 90 days – accruing	3,064		1,570	95
Net charge-offs	18,348		8,687	111
Allowance for loan losses	20,350		17,678	15
Allowance for loan losses to total loans	2.46 %		2.00 %	23
Nonperforming assets to total assets	4.60 %		4.04 %	14
Performance Data for the Fourth Quarter				
Net income (loss)	$ (1,876)		$ 762	(346)
Return on average assets	(0.69)	%	0.29 %	(338)
Return on average equity	(8.43)	%	3.80 %	(322)
Net interest margin	3.57	%	3.47 %	2.9
Efficiency ratio	63.22	%	66.28 %	(4.6)
Per share data:				
Net income (loss) – basic	$ (0.26)		$ 0.13	(300)
Net income (loss) – diluted	$ (0.26)		$ 0.13	(300)
Dividends	$ 0.00		$ 0.02	NM
Average shares (000s):				
Basic	7,200		5,932	21
Diluted	7,200		5,937	21
Performance Data for the Year				
Net income (loss)	$ (3,989)		$ 929	(529)
Return on average assets	(0.37)	%	0.09 %	(511)
Return on average equity	(4.73)	%	1.16 %	(508)
Net interest margin	3.43	%	3.46 %	(0.9)
Efficiency ratio	66.00	%	65.60 %	0.6
Per share data:				
Net income (loss) – basic	$ (0.60)		$ 0.16	(475)
Net income (loss) – diluted	$ (0.60		$ 0.16	(475)
Dividends	$ 0.02		$ 0.185	(89)
Average shares (000s):				
Basic	6,625		5,933	12
Diluted	6,625		5,936	12

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)
(Unaudited)

	December 31,	
	2010	2009
Assets		
Cash and due from banks	$ 17,990	$ 19,253
Federal funds sold	110	8,575
Interest-bearing deposits	40,836	12,707
Cash and cash equivalents	58,936	40,535
Securities available for sale, at fair value (amortized cost of $136,980 and $86,596)	138,099	87,919
Loans, net of allowance for loan losses of $20,350 and $17,678	806,212	866,208
Premises and equipment, net	15,056	15,574
Other real estate owned	13,199	8,329
Bank-owned life insurance	6,309	6,434
Goodwill and other intangible assets, net	3,786	2,498
Other assets	25,333	23,011
Total assets	$ 1,066,930	$ 1,050,508
Liabilities		
Deposits:		
Noninterest-bearing	$ 95,725	$ 82,557
Interest-bearing demand	140,531	143,559
Savings	20,117	16,893
Money market	265,840	228,124
Time deposits	401,532	413,436
Total deposits	923,745	884,569
Short-term borrowings	17,075	39,553
Other borrowings	10,536	15,988
FHLB advances – long-term	15,658	15,664
Subordinated debt	10,310	10,310
Other liabilities	3,803	5,398
Total liabilities	981,127	971,482
Shareholders' equity		
Preferred stock, par value $1 per share: shares authorized 10,000,000, none issued	-	-
Common stock, par value $1 per share: shares authorized 20,000,000, issued 7,201,346 and 5,933,789	7,201	5,934
Additional paid-in capital	48,634	38,605
Retained earnings	29,275	33,383
Treasury stock, at cost, 1,702 and 1,443 shares	(1)	(4)
Accumulated other comprehensive income, net	694	1,108
Total shareholders' equity	85,803	79,026
Total liabilities and shareholders' equity	$ 1,066,930	$ 1,050,508

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
for the Twelve Months and Five Quarters Ending December 31, 2010
($ in thousands, except per share data)

	For the Twelve Months Ended			(Unaudited) 2010				2009	Q4-10 /
	December 31,		%	Fourth	Third	Second	First	Fourth	Q4-09
	2010	2009	Chg	Quarter	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	$45,001	$47,081	(4.4)	$10,985	$11,100	$11,298	$11,618	$11,793	(6.9)
Investment securities	2,761	3,419	(19)	950	698	552	561	688	38
Deposits with banks	147	18	717	37	80	24	6	9	311
Federal funds sold	20	45	(56)	-	9	3	8	6	(100)
Total interest and dividend income	47,929	50,563	(5.2)	11,972	11,887	11,877	12,193	12,496	(4.2)
Interest expense									
Deposits	12,460	16,454	(24)	2,731	3,336	3,118	3,275	3,652	(25)
Borrowings & sub debt	1,484	1,502	(1.2)	330	358	392	404	446	(26)
FHLB advances	418	302	38	78	164	91	85	83	(6.0)
Total interest expense	14,362	18,258	(21)	3,139	3,858	3,601	3,764	4,181	(25)
Net interest income	33,567	32,305	3.9	8,833	8,029	8,276	8,429	8,315	6.2
Provision for loan losses	21,020	13,065	61	6,725	5,230	3,745	5,320	2,560	163
Net interest income after the provision for loan losses	12,547	19,240	(35)	2,108	2,799	4,531	3,109	5,755	(63)
Noninterest income									
Trust and asset management fees	2,599	2,351	11	651	637	678	633	613	6.2
Service charges on deposits	1,788	1,809	(1.2)	435	438	460	455	464	(6.3)
Mortgage related income, net	398	432	(7.9)	76	130	103	89	92	(17)
Other operating income	1,916	1,238	55	571	354	355	636	322	77
Gain (loss) on hedges	2	873	(100)	16	(3)	(11)	-	48	(67)
Gain (loss) on sale of securities	608	2,119	(71)	18	(18)	141	467	1,141	(98)
Total noninterest income	7,311	8,822	(17)	1,767	1,538	1,726	2,280	2,680	(34)
Noninterest expense									
Salaries and employee benefits	11,948	12,146	(1.6)	2,907	2,948	3,053	3,040	2,859	1.7
Occupancy and equipment	3,945	3,716	6.2	1,041	1,102	909	893	1,014	2.7
Information technology	2,101	1,810	16	512	575	519	495	469	9.2
FDIC deposit insurance	1,688	1,886	(10)	448	442	410	388	376	19
Loss on sale of foreclosed assets	2,472	2,566	(3.7)	567	1,046	331	528	1,269	(55)
Other operating expense	4,823	4,854	(0.6)	1,226	1,197	1,317	1,083	1,301	(5.8)
Total noninterest expense	26,977	26,978	0.0	6,701	7,310	6,539	6,427	7,288	(8.1)
Income (loss) before income taxes	(7,119)	1,084	(757)	(2,826)	(2,973)	(282)	(1,038)	1,147	(346)
Income tax expense (benefit)	(3,130)	155	NM	(950)	(1,410)	(220)	(550)	385	(347)
Net income (loss)	$ (3,989)	$ 929	(529)	$ (1,876)	$ (1,563)	$ (62)	$ (488)	$ 762	(346)
Net income (loss) per share:									
Basic	$ (0.60)	$ 0.16	(475)	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)	$ 0.13	(300)
Diluted	$ (0.60)	$ 0.16	(475)	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)	$ 0.13	(300)
Average basic shares (000s)	6,625	5,933	12	7,200	7,200	6,146	5,938	5,932	21
Average diluted shares (000s)	6,625	5,936	12	7,200	7,200	6,146	5,938	5,937	21
Performance Ratios									
Return on average equity	(4.73)%	1.16%	(508)	(8.43)%	(6.91)%	(0.31)%	(2.50)%	3.80%	(322)
Return on average assets	(0.37)%	0.09%	(511)	(0.69)%	(0.54)%	(0.02)%	(0.19)%	0.29%	(338)
Net interest margin	3.43%	3.46%	(0.9)	3.57%	3.02%	3.54%	3.64%	3.47%	2.9
Efficiency ratio	66.00%	65.60%	0.6	63.22%	76.41%	65.38%	60.01%	66.28%	(4.6)
Average equity	84,319	79,804	5.7	88,250	89,737	80,110	79,016	79,459	11
Average assets	1,078,464	1,018,470	5.9	1,086,365	1,158,455	1,038,176	1,032,454	1,038,328	4.6
Average interest-earning assets	979,436	935,617	4.7	983,548	1,057,565	939,361	938,805	951,258	3.4


The Savannah Bancorp, Inc. and Subsidiaries
Selected Financial Condition Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)


	2010	2009	2008	2007	2006
Selected Average Balances					
Assets	**$ 1,078,464**	$ 1,018,470	$ 960,260	$ 869,026	$ 769,917
Interest-earning assets	**979,436**	935,617	898,295	830,900	734,470
Loans, net of unearned income	**810,484**	841,033	821,673	754,490	658,750
Securities	**111,753**	81,282	62,019	58,910	50,600
Other interest-earning assets	**57,199**	13,302	13,838	16,201	17,278
Interest-bearing deposits	**840,077**	777,763	701,045	628,310	542,375
Borrowed funds	**62,140**	71,967	88,553	70,939	62,255
Total interest-bearing liabilities	**902,217**	849,730	789,598	699,249	604,630
Noninterest-bearing deposits	**86,458**	82,406	83,678	91,367	96,113
Total deposits	**926,535**	860,169	784,723	719,677	638,488
Shareholders' equity	**84,319**	79,804	78,998	71,516	61,766
Loan to deposit ratio – average	**87%**	98%	105%	105%	103%
Selected Financial Data at Year-End					
Assets	**$ 1,066,930**	$ 1,050,508	$ 1,007,284	$ 932,459	$ 843,514
Interest-earning assets	**971,653**	959,219	931,448	878,992	803,927
Loans, net of unearned income	**826,562**	883,886	864,974	808,651	720,918
Other real estate owned	**13,199**	8,329	8,100	2,112	545
Deposits	**923,745**	884,569	832,015	764,218	706,824
Interest-bearing liabilities	**881,599**	883,527	837,558	759,597	669,974
Shareholders' equity	**85,803**	79,026	80,932	76,272	66,574
Loan to deposit ratio	**89%**	100%	104%	106%	102%
Shareholders' equity to total assets	**8.04%**	7.52%	8.03%	8.18%	7.89%
Dividend payout ratio	**NM**	118.19%	49.38%	36.73%	25.92%
Risk-based capital ratios:					
Tier 1 capital to risk-weighted assets	**11.02%**	10.30%	10.28%	10.49%	11.09%
Total capital to risk-weighted assets	**12.29%**	11.56%	11.54%	11.74%	12.34%
Loan Quality Data					
Nonperforming assets	**$ 49,099**	$ 42,444	$ 35,703	$ 19,535	$ 2,776
Nonperforming loans	**35,900**	34,115	27,603	17,424	2,231
Net charge-offs	**18,348**	8,687	5,564	765	444
Allowance for loan losses	**20,350**	17,678	13,300	12,864	8,954
Allowance for loan losses to total loans	**2.46%**	2.00%	1.54%	1.59%	1.24%
Nonperforming loans to loans	**4.34%**	3.86%	3.19%	2.15%	0.31%
Nonperforming assets to total assets	**4.60%**	4.04%	3.54%	2.09%	0.33%
Net charge-offs to average loans	**2.26%**	1.03%	0.68%	0.01%	0.07%
Per Share Data at Year-End					
Book value	**$ 11.92**	$ 13.32	$ 13.64	$ 12.88	$ 11.52
Tangible book value	**11.39**	12.90	13.19	12.40	11.52
Common stock closing price (Nasdaq)	**7.00**	8.00	8.85	17.14	27.25
Outstanding shares (000s)	**7,200**	5,932	5,933	5,924	5,781


The Savannah Bancorp, Inc. and Subsidiaries
Selected Operating Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)


	2010	2009	2008	2007	2006
Summary of operations					
Interest income - taxable equivalent	**$ 47,961**	$ 50,595	$ 56,714	$ 63,414	$ 55,347
Interest expense	**14,362**	18,258	24,439	30,282	22,737
Net interest income - taxable equivalent	**33,599**	32,337	32,275	33,132	32,610
Taxable equivalent adjustment	**(32)**	(32)	(32)	(156)	(158)
Net interest income	**33,567**	32,305	32,243	32,976	32,452
Provision for loan losses	**21,020**	13,065	6,000	4,675	1,585
Net interest income after provision for loan losses	**12,547**	19,240	26,243	28,301	30,867
Noninterest income					
Trust and asset management fees	**2,599**	2,351	2,832	1,513	658
Service charges on deposit accounts	**1,788**	1,809	1,881	1,383	1,526
Mortgage related income, net	**398**	432	295	615	886
Other operating income	**1,916**	1,238	1,216	1,242	1,233
Gain on hedges	**2**	873	1,288	-	-
Gain on sale of securities	**608**	2,119	163	-	-
Total noninterest income	**7,311**	8,822	7,675	4,753	4,303
Noninterest expense					
Salaries and employee benefits	**11,948**	12,146	13,584	11,846	10,852
Occupancy and equipment	**3,945**	3,716	3,884	3,294	2,920
FDIC deposit insurance	**1,688**	1,886	653	251	78
Information technology	**2,101**	1,810	1,633	1,616	1,525
Loss on sale of foreclosed assets	**2,472**	2,566	228	44	-
Other operating expense	**4,823**	4,854	4,760	4,132	4,578
Total noninterest expense	**26,977**	26,978	24,742	21,183	19,953
Income (loss) before income taxes	**(7,119)**	1,084	9,176	11,871	15,217
Income tax expense (benefit)	**(3,130)**	155	3,170	4,235	5,215
Net income (loss)	**$ (3,989)**	$ 929	$ 6,006	$ 7,636	$ 10,002
Net income (loss) per share:					
Basic	**$ (0.60)**	$ 0.16	$ 1.01	$ 1.31	$ 1.73
Diluted	**$ (0.60)**	$ 0.16	$ 1.01	$ 1.29	$ 1.70
Cash dividends paid per share	**$ 0.02**	$ 0.185	$ 0.50	$ 0.48	$ 0.45
Average basic shares outstanding (000s)	**6,625**	5,933	5,930	5,850	5,765
Average diluted shares outstanding (000s)	**6,625**	5,936	5,947	5,922	5,876
Performance ratios					
Net interest margin	**3.43%**	3.46%	3.58%	3.99%	4.44%
Return on average assets	**(0.37)%**	0.09%	0.63%	0.88%	1.30%
Return on average equity	**(4.73)%**	1.16%	7.60%	10.68%	16.19%
Efficiency ratio	**66.00%**	65.60%	61.98%	56.15%	54.29%

The Savannah Bancorp, Inc. and Subsidiaries
Selected Quarterly Data – 2010 and 2009
($ in thousands, except per share data)
(Unaudited)

Condensed Quarterly Income Statements

The following is a summary of unaudited quarterly results for 2010 and 2009:

	2010				2009							
	Fourth	Third	Second	First	Fourth		Third		Second		First
Net interest income	$ 8,833	$ 8,029	$ 8,276	$ 8,429	$8,315	$	8,240	$	8,084	$	7,666
Provision for loan losses	6,725	5,230	3,745	5,320	2,560		3,560		3,225		3,720
Net interest income after provision for loan losses	2,108	2,799	4,531	3,109	5,755		4,680		4,859		3,946
Noninterest income	1,767	1,538	1,726	2,280	2,680		2,227		1,906		2,009
Noninterest expense	6,701	7,310	6,539	6,427	7,288		6,476		6,739		6,475
Income (loss) before income taxes	(2,826)	(2,973)	(282)	(1,038)	1,147		431		26		(520)
Income tax expense (benefit)	(950)	(1,410)	(220)	(550)	385		85		(80		(235)
Net income (loss)	$ (1,876)	$ (1,563)	$ (62)	$ (488)	$ 762	$	346	$	106	$	(285)
Per share:											
Net income (loss) – basic	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)	$ 0.13	$	0.06	$	0.02	$	(0.05)
Net income (loss) – diluted	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)	$ 0.13	$	0.06	$	0.02	$	(0.05)
Dividends	$ 0.00	$ 0.00	$ 0.00	$ 0.02	$ .02	$	0.02	$	0.02	$	0.125
Average shares (000s)											
Basic	7,200	7,200	6,146	5,938	5,932		5,932		5,932		5,933
Diluted	7,200	7,200	6,146	5,938	5,937		5,936		5,936		5,933

Quarterly Market Values of Common Shares

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded on the NASDAQ Global Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2010 and 2009 are listed below. There were approximately 630 holders of record of Company Common Stock and, according to information available to the Company, approximately 1,150 additional shareholders in street name through brokerage accounts at December 31, 2010.

	2010				2009			
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$9.11	$10.05	$12.20	$11.09	$9.25	$8.50	$10.93	$10.00
Low	6.85	8.86	9.03	7.50	7.00	6.65	6.65	6.00
Close	7.00	9.30	9.76	10.61	8.00	8.10	6.65	7.01

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Assets
(Unaudited)

($ in thousands)	2010 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2009 Fourth Quarter
Allowance for loan losses					
Balance at beginning of period	$ 19,519	$ 18,775	$ 19,611	$ 17,678	$ 16,880
Provision for loan losses	6,725	5,230	3,745	5,320	2,560
Net charge-offs	(5,894)	(4,486)	(4,581)	(3,387)	(1,762)
Balance at end of period	$ 20,350	$ 19,519	$ 18,775	$ 19,611	$ 17,678
As a % of loans	2.46%	2.34%	2.21%	2.26%	2.00%
As a % of nonperforming loans	56.69%	47.56%	45.59%	53.40%	51.77%
As a % of nonperforming assets	41.45%	38.44%	38.33%	44.47%	41.62%
Net charge-offs as a % of average loans (a)	2.26%	2.03%	2.26%	1.63%	0.83%
Risk element assets					
Nonaccruing loans	$ 32,836	$ 40,837	$ 39,001	$ 35,579	$ 32,545
Loans past due 90 days – accruing	3,064	204	2,184	1,146	1,570
Total nonperforming loans	35,900	41,041	41,185	36,725	34,115
Other real estate owned	13,199	9,739	7,793	7,374	8,329
Total nonperforming assets	$ 49,099	$ 50,780	$ 48,978	$ 44,099	$ 42,444
Loans past due 30-89 days	$ 11,164	$ 10,757	$ 10,259	$ 13,740	$ 5,182
Nonperforming loans as a % of loans	4.34%	4.93%	4.85%	4.23%	3.86%
Nonperforming assets as a % of loans and other real estate owned	5.85%	6.03%	5.72%	5.03%	4.76%
Nonperforming assets as a % of assets	4.60%	4.63%	3.97%	4.21%	4.04%

(a) Annualized

The Savannah Bancorp, Inc. and Subsidiaries
Regulatory Capital Ratios

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation ("FDIC") has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Subsidiary Banks' financial statements. The following table shows the capital ratios for the Company and the Subsidiary Banks at December 31, 2010 and 2009:

($ in thousands)	Company 2010	2009	Savannah 2010	2009	Bryan 2010	2009
Qualifying Capital						
Tier 1 capital	$87,612	$85,420	$64,193	$60,461	$21,294	$21,672
Total capital	97,676	95,880	71,524	68,061	23,850	24,255
Leverage Ratios						
Tier 1 capital to average assets	8.12%	8.25%	7.97%	7.93%	8.20%	8.57%
Risk-based Ratios						
Tier 1 capital to risk-weighted assets	11.02%	10.30%	11.06%	10.02%	10.56%	10.57%
Total capital to risk-weighted assets	12.29%	11.56%	12.32%	11.28%	11.83%	11.83%

Following are the regulatory capital ratios minimum ratio and the minimum ratios to be classified as a well-capitalized holding company or bank:

Required Regulatory Capital Ratios:	Minimum	Well-Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

Loan Concentration Schedule

($ in thousands)	12/31/10	% of Total	12/31/09	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	$122,778	15	$108,070	12	14
Non owner-occupied	191,255	23	188,460	22	1.5
Construction	3,157	-	5,352	1	(41)
Commercial land and lot development	39,882	5	47,080	5	(15)
Total non-residential real estate	357,072	43	348,962	40	2.3
Residential real estate					
Owner-occupied – 1-4 family	81,293	10	95,741	11	(15)
Non owner-occupied – 1-4 family	160,426	19	158,172	18	1.4
Construction	13,502	2	27,061	3	(50)
Residential land and lot development	68,681	8	92,346	10	(26)
Home equity lines	55,917	7	57,527	6	(2.8)
Total residential real estate	379,819	46	430,847	48	(12)
Total real estate loans	736,891	89	779,809	88	(5.5)
Commercial	74,888	9	89,379	10	(16)
Consumer	15,002	2	14,971	2	-
Unearned fees, net	(219)	-	(273)	-	(20)
Total loans, net of unearned fees	$826,562	100	$883,886	100	(6.5)

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Fourth Quarter, 2010 and 2009

Average Balance		Average Rate			Taxable-Equivalent Interest (b)		(a) Variance Attributable to		
QTD 12/31/10	QTD 12/31/09	QTD 12/31/10	QTD 12/31/09		QTD 12/31/10	QTD 12/31/09	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 49,667	$ 6,732	0.30	0.53	Interest-bearing deposits	$ 37	$ 9	$ 28	$ (4)	$ 32
140,431	81,189	2.49	3.04	Investments - taxable	880	622	258	(113)	371
6,935	6,677	4.35	4.28	Investments - non-taxable	76	72	4	1	3
608	10,535	0.00	0.23	Federal funds sold	-	6	(6)	(6)	-
785,907	846,125	5.55	5.53	Loans (c)	10,987	11,795	(808)	43	(851)
983,548	951,258	4.83	5.22	Total interest-earning assets	11,980	12,504	(524)	(935)	411
102,817	87,070			Noninterest-earning assets					
$ 1,086,365	$ 1,038,328			Total assets					
				Liabilities and equity					
				Deposits					
$ 136,779	$ 127,193	0.34	0.40	NOW accounts	117	129	(12)	(19)	7
19,308	16,563	0.29	0.50	Savings accounts	14	21	(7)	(9)	2
221,039	152,898	1.38	1.67	Money market accounts	769	645	124	(112)	236
42,494	74,627	0.71	1.13	Money market accounts - institutional	76	212	(136)	(79)	(57)
187,098	163,595	1.79	2.89	CDs, $100M or more	845	1,193	(348)	(454)	106
60,717	115,520	0.90	1.38	CDs, broker	137	402	(265)	(140)	(125)
173,361	151,359	1.77	2.75	Other time deposits	773	1,050	(277)	(374)	97
840,796	801,755	1.29	1.81	Total interest-bearing deposits	2,731	3,652	(921)	(1,051)	130
28,788	40,162	3.43	3.66	Short-term/other borrowings	249	370	(121)	(23)	(98)
15,659	15,664	1.98	2.10	FHLB advances - long-term	78	83	(5)	(5)	-
10,310	10,310	3.12	2.92	Subordinated debt	81	76	5	5	-
				Total interest-bearing					
895,553	867,891	1.39	1.91	liabilities	3,139	4,181	(1,042)	(1,138)	96
93,178	84,320			Noninterest-bearing deposits					
9,384	6,658			Other liabilities					
88,250	79,459			Shareholders' equity					
$ 1,086,365	$ 1,038,328			Liabilities and equity					
		3.44	3.31	Interest rate spread					
		3.57	3.47	Net interest margin					
				Net interest income	$ 8,841	$ 8,323	$ 518	$ 203	$ 315
$ 87,995	$ 83,367			Net earning assets					
$ 933,974	$ 886,075			Average deposits					
		1.16	1.64	Average cost of deposits					
84%	95%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 in the fourth quarter 2010 and 2009, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – 2010 and 2009

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
YTD 12/31/10	YTD 12/31/09	YTD 12/31/10	YTD 12/31/09		YTD 12/31/10	YTD 12/31/09	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 50,461	$ 5,963	0.29	0.75	Interest-bearing deposits	$ 147	$ 45	$ 102	$ (27)	$ 129
104,367	77,844	2.35	4.20	Investments - taxable	2,456	3,273	(817)	(1,440)	623
7,386	3,438	4.45	4.94	Investments - non-taxable	329	170	159	(17)	176
6,738	7,339	0.30	0.25	Federal funds sold	20	18	2	4	(2)
810,484	841,033	5.55	5.60	Loans (c)	45,009	47,089	(2,080)	(421)	(1,659)
979,436	935,617	4.90	5.41	Total interest-earning assets	47,961	50,595	(2,634)	(4,772)	2,138
99,028	82,853			Noninterest-earning assets					
$ 1,078,464	$1,018,470			Total assets					
				Liabilities and equity					
				Deposits					
$ 125,994	$ 123,715	0.36	0.46	NOW accounts	450	572	(122)	(124)	2
18,402	16,071	0.39	0.65	Savings accounts	71	104	(33)	(42)	9
199,331	131,402	1.49	1.74	Money market accounts	2,974	2,281	693	(329)	1,022
54,927	86,044	0.83	1.48	Money market accounts - institutional	456	1,272	(816)	(559)	(257)
185,505	157,923	2.20	3.32	CDs, $100M or more	4,081	5,239	(1,158)	(1,769)	611
86,523	117,120	1.01	2.01	CDs, broker	877	2,356	(1,479)	(1,171)	(308)
169,395	145,488	2.10	3.18	Other time deposits	3,551	4,630	(1,079)	(1,571)	492
840,077	777,763	1.48	2.12	Total interest-bearing deposits	12,460	16,454	(3,994)	(4,978)	984
34,170	47,675	3.45	2.39	Short-term/other borrowings	1,178	1,140	38	505	(467)
17,660	13,982	2.37	2.16	FHLB advances - long-term	418	302	116	29	87
10,310	10,310	2.97	3.51	Subordinated debt	306	362	(56)	(56)	-
				Total interest-bearing					
902,217	849,730	1.59	2.15	liabilities	14,362	18,258	(3,896)	(4,758)	862
86,458	82,406			Noninterest-bearing deposits					
5,470	6,530			Other liabilities					
84,319	79,804			Shareholders' equity					
$ 1,078,464	$1,018,470			Liabilities and equity					
		3.31	3.26	Interest rate spread					
		3.43	3.46	Net interest margin					
				Net interest income	$33,599	$32,337	$1,262	$ (14)	$ 1,276
$ 77,219	$ 85,887			Net earning assets					
$ 926,535	$ 860,169			Average deposits					
		1.34	1.91	Average cost of deposits					
87%	98%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $32 in 2010 and 2009, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the Three Years Ended December 31, 2010
($ in thousands, except share data)

	December 31,		
	2010	2009	2008
Common shares issued			
Shares, beginning of year	**5,933,789**	5,933,789	5,923,797
Common stock issued	**1,267,557**	-	6,211
Exercise of options	**-**	-	3,781
Shares, end of year	**7,201,346**	5,933,789	5,933,789
Treasury shares owned			
Shares, beginning of year	**1,443**	318	318
Treasury stock issued	**(943)**	-	-
Unredeemed common stock	**36**	-	-
Unvested restricted stock	**1,166**	1,125	-
Shares, end of year	**1,702**	1,443	318
Common stock			
Balance, beginning of year	**$ 5,934**	$ 5,934	$ 5,924
Common stock issued	**1,267**	-	6
Exercise of options	**-**	-	4
Balance, end of year	**7,201**	5,934	5,934
Additional paid-in capital			
Balance, beginning of year	**38,605**	38,516	38,279
Common stock issued, net of issuance costs	**9,980**	-	68
Stock-based compensation, net	**49**	89	137
Exercise of options	**-**	-	32
Balance, end of year	**48,634**	38,605	38,516
Retained earnings			
Balance, beginning of year	**33,383**	33,552	30,512
Net income (loss)	**(3,989)**	929	6,006
Dividends paid	**(119)**	(1,098)	(2,966)
Balance, end of year	**29,275**	33,383	33,552
Treasury stock			
Balance, beginning and end of year	**(4)**	(4)	(4)
Treasury stock issued	**3**	-	-
Balance, end of year	**(1)**	(4)	(4)
Accumulated other comprehensive income (loss), net			
Balance, beginning of year	**1,108**	2,934	1,561
Change in unrealized gains/losses on securities available for sale, net of tax	**(127)**	(531)	842
Change in fair value and gains on termination of derivative instruments, net of tax	**(287)**	(1,295)	531
Balance, end of year	**694**	1,108	2,934
Total shareholders' equity	**$ 85,803**	$ 79,026	$ 80,932